December 16, 2011	VIA EDGAR

Ms. Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K
Filed April 25, 2011
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. ("Best Buy", "we" or "our"), and as you requested by telephone on December 12, 2011, I would like to provide some additional information relating to our determination of operating segments. This information will cover the following areas:

1.	Chief Operating Decision Maker ("CODM") decision-making;

2.	The Quarterly Business Review meeting;

3.	Compensation of segment managers;

4.	Use of the term "components" in our previous correspondence and our December 2, 2011 conference call with you and your colleagues; and

5.	Independent auditor's concurrence.

1.	CODM Decision-Making

As described in our previous correspondence and telephone conversations, the primary responsibilities of our CODM are as follows:

•	Setting enterprise strategic priorities;

•	Appointing the leaders of our Domestic and International segments and other enterprise leaders (including, for example, Legal, Human Resources and Finance);

•	Setting financial targets and allocating resources at the enterprise, Domestic segment and International segment levels; and

•	Assessing performance against strategic and financial goals at the enterprise, Domestic segment and International segment levels.

The CODM does not make decisions or direct actions below the Domestic segment or International segment levels. Segment managers have full responsibility to make decisions with respect to their segments, including the appointment of the leaders of, and allocation of capital budgets to, Customer Solution Groups ("CSGs") in our Domestic segment or countries in our International segment. The CODM does, however, emphasize the need for segment managers to align segment strategies and resources with the strategic priorities of the enterprise.

The CODM sets capital expenditure budgets on an annual basis. The first step involves determining the maximum overall enterprise capital expenditure budget, which he does based on consideration of factors such as:

•	Liquidity and working capital needs;

•	Availability of debt financing;

•	The outlook for the economic environments in which we operate;

•	Expectations for industry growth opportunities; and

•	Other potential uses of available capital, such as stock re-purchases.

Once the CODM has determined the maximum level of enterprise capital expenditures, he considers how this should be allocated between the Domestic and International segments. Leaders within each of the segments develop plans and review them with segment managers. Segment managers evaluate these plans by reference to consistency with strategic priorities and expected returns, and develop their overall segment plans. Segment managers then present overall capital expenditure plans for their segments to the CODM. They present their planned level of investment and the primary focus for capital expenditures (typically delineated between types of investment such as new store openings, enhancement of existing stores, development of online capabilities, distribution networks, information technology and business acquisitions).

Discussions between the CODM and segment managers are focused on the consistency of segment managers' plans with the enterprise strategic priorities established by the CODM, and the returns they are expected to generate. For example, one of the enterprise strategic priorities currently identified by the CODM is investment in global markets with high growth potential. In his review with International segment managers, he expects them to discuss how this strategic priority is addressed by their capital expenditure plans. He has particular interest in the balance of new store openings between high-growth markets and established markets and enhancement of existing stores. He does not, however, provide any specific direction to International segment managers regarding, for example, the number of stores to be opened in each country, store formats or size or the detailed timing of store openings. Another enterprise strategic priority identified by the CODM is the development of our multi-channel operating model (combining physical retail stores with online and call-center presence). His reviews of segment managers' capital expenditure plans also involve discussion regarding how investment plans address the development and interaction of these channels at the overall segment level. If a segment's capital plans did not include developing or enhancing our multi-channel model, the CODM could reject the plan and ask segment managers to develop a plan that more adequately addresses this strategic priority.

Once the CODM has reviewed segment managers' capital expenditure budget plans and is satisfied that they are consistent with the enterprise strategic priorities and financial goals, he approves the plans. Segment managers allocate the capital expenditure budget within their segments. While the allocations made by segment managers are guided by the enterprise strategic priorities outlined by the CODM, the CODM does not direct the allocations within each segment.

2.	The Quarterly Business Review Meeting

The primary objectives of the Quarterly Business Review meeting are as follows:

•	Provide leaders from various areas within our enterprise insight into issues affecting our global operations;

•	Develop business acumen of leaders as global retail experts;

•	Share ideas and best practices;

•	Identify high-level risks and opportunities; and

•	Identify opportunities for the CODM to provide assistance, for example through discussion with a global vendor.

The Quarterly Business Review meeting is held after monthly performance management reviews, including the Monthly CEO Review Meeting. The Quarterly Business Review meeting is intended to provide understanding and insight. Neither the CODM nor segment managers use the meeting to issue directions to participants.

The typical structure of the meeting is as follows:

•	The Finance Vice President responsible for enterprise financial planning and analysis briefly reviews quarterly results at the total enterprise level; and

•
Segment managers of the Domestic and International segments present aggregate results for their respective segments, with an emphasis on key business drivers (including, for example, product life-cycle trends, customer traffic patterns and competitor actions) and how they affected results.

During the segment managers' presentations, participants actively seek to understand key business drivers and identify ways they can be influenced in different areas of our business.

The CODM's participation in the meetings is focused on the following:

•	Encouraging an open discussion about issues affecting our global businesses;

•	Linking items discussed to the enterprise strategic priorities;

•	Monitoring the global business acumen of the participants to assist with leadership development and succession planning; and

•	Identifying opportunities for the CODM to assist with discussions with global stakeholders.

The Quarterly Business Review meeting materials, a sample of which we have previously provided to you, are not reviewed in detail during the meeting. They are compiled by segment managers, typically tailored from existing reports they utilize. The

CODM has not historically focused on these meeting materials below the enterprise and segment levels. On occasion, leaders present in the meetings refer meeting participants to specific pages of information (which may be financial or non-financial in nature) to provide additional detail pertaining to a key item of discussion. As stated in our letter to you dated December 8, 2011, the CODM has now been removed from the distribution list for Quarterly Business Review meeting materials and in the future he will be provided with information only at the enterprise, Domestic segment and International segment levels.

3.	Compensation of Segment Managers

Compensation programs of our segment managers comprise the following key elements:

•	Base salary;

•	Short-term incentives; and

•	Long-term incentives.

Short-term incentives comprise annual cash bonus programs which are determined by reference to a combination of financial metrics and personal goals (the latter typically focused on talent development). Financial metrics include revenue, gross profit rate and operating profit. For the two co-presidents of our Domestic segment, 25% of the financial metrics are based on enterprise results, as they are also Executive Vice Presidents of the enterprise. The remaining 75% is predominantly based on the results of the Domestic segment, but also the results of Canada and Mexico, for which they currently have additional oversight responsibilities. As discussed previously, the International segment CEO role is currently vacant. Historically, this role has also been eligible for short-term incentives based on both segment and enterprise metrics.

Long-term incentive programs, which primarily comprise stock-based compensation, are not calculated by reference to any measure of enterprise or segment performance. Instead they align the compensation of our executives with the economic interests of our investors through the award of non-qualified stock options and time-based restricted shares.

4.	Use of the Term "Components"

During our telephone conference call with the staff on December 2, 2011, we discussed two references to the term "components", which we made in our written correspondence dated November 3, 2011. We would like to provide additional clarification regarding our use of this term in these two instances.

Page 5 - Discussion of the Monthly CEO Review Meeting:

"The CODM's primary objectives for the meeting are:

•
To maintain an up-to-date understanding of the past and likely future performance of the two segments, with particular focus on likely future performance against budget and the implications for enterprise performance;

•	To gain an understanding of current global business trends, including, for example, product and vendor trends;

•	To set out his expectations of financial performance for the short- to medium-term;

•	To assess the performance of the segment managers in their oversight of the components within their respective segments; and

•	To provide coaching and guidance to segment managers on broad enterprise trends and strategies."

As we indicated during the December 2 telephone conference call, in this instance the term "components" refers to financial metrics relevant to segment managers, including, among others, revenue growth rates, gross profit rates and operating income rates. In this instance, it does not refer to the ASC 350-20-35 use of the term.

Page 9 - Discussion of the Budget Process

"The CODM's participation in the budgeting process is limited to determining budgetary targets for the enterprise and the two segments. The CODM reviews the budget plans developed by the components of each segment to ensure they are aligned with his strategic priorities for the enterprise and the two segments."

In this instance the term "components" is intended to be consistent with the ASC 350-20-35 use of the term. It refers to the various operations comprising each segment. However, the statement above may appear to incorrectly imply that the CODM reviews the individual plans prepared by each of those operations. In fact, it refers to the "bottom-up" process by which plans are first prepared at the lowest level and aggregated to form the segment plans, which are the focus of reviews by the CODM.

5.	Independent Auditor's Concurrence

We confirm that our independent auditor, Deloitte and Touche LLP, concurs with our conclusion that we have two operating segments, Domestic and International.

I trust that this provides you with the sufficient additional information, but please do not hesitate to contact me if you require additional information or would like to discuss further. I can be contacted by telephone at (612) 291-4840 or fax on (952) 430-9979.

We hereby represent that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Brian Dunn, Best Buy Co., Inc.
James Muehlbauer, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Glenn M. Reiter, Simpson Thacher & Bartlett LLP

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